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SEC 17018463 ON

SEC Mail Processing Section AUG 29 2017 Washington DC 408

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SEC FILE NUMBER
8-69584

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Multivista Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue, 23rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julia Park, CEO (646) 770-2095
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OKB

OATH OR AFFIRMATION

I, Julia Park, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Multivista Securities LLC, (Company), as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Signature

CEO

Title

Notary Public



XINYUE LI
Notary Public - State of New York
Registration No. 02LI6335670
Qualified in New York
My Comm. Expires 01/19/2020

This report ** contains (check all applicable boxes):

This report contains (check all applicable boxes):

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.997.2262

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Multivista Securities LLC

We have audited the accompanying financial statements of Multivista Securities LLC, (the "Company") (a Delaware company), which comprise the statement of financial condition as of June 30, 2017, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Multivista Securities LLC as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T Certified Public Accountants, PLLC

New York, NY
August 22, 2017

MULTIVISTA SECURITIES LLC
BALANCE SHEET
June 30, 2017

ASSETS

Cash	$ 38,897
Accounts receivable	10,000
Total Assets	$ 48,897

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 2,522
Total Liabilities	2,522
Contingencies	
Member's Equity:	46,375
Total Liabilities and Member's Equity	$ 48,897

See Independent Accountants' Report and Accompanying Notes

MULTIVISTA SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2017

Revenues:	
Income	$ 235,000
Other Income	25
Total Revenue	235,025
Expenses:	
Referral Expense	167,000
Consulting Fee	30,000
Rent Expense	27,000
Travel Expense	7,048
Professional Fees	4,244
Office expense	4,001
Regulatory Fee	2,989
SIPC	482
Total Expenses	242,764
Net Loss	$ (7,739)

See Independent Accountants' Report and Accompanying Notes

MULTIVISTA SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2017

Cash Flows (Used) by Operating Activities:	
Net Loss	$ (7,739)
Adjustment to reconcile net loss to	
net cash (used) by operating activities:	
Changes in operating assets and liabilities:	
(Increase) in accounts receivable	(10,000)
(Decrease) in accounts payable and accrued expenses	(763)
Net Cash (Used) by Operating Activities	(18,502)
Cash Flows from Investing Activities:	-
Cash Flows from Financing Activities:	-
Net (Decrease) In Cash	(18,502)
Cash, July 1, 2016	57,399
Cash, June 30, 2017	$ 38,897

See Independent Accountants' Report and Accompanying Notes

MULTIVISTA SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2017

	Total Member's Equity
Balance, July 1, 2016	$ 54,114
Net Loss	(7,739)
Balance, June, 2017	$ 46,375

See Independent Accountants' Report and Accompanying Notes

MULTIVISTA SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2017

1.. ORGANIZATION AND NATURE OF BUSINESS

Multivista Securities LLC (the "Company") is a Delaware Limited Liability Company organized on December 18, 2014. The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC). The Company has adopted June 30 as its fiscal year end.

The Company is engaged in a single line of business as a securities broker-dealer dealing with private placements.

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) since it uses other security firms for clearing.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company's financial statements are prepared using the accrual method of accounting. The Company earns revenue from commissions for placement activities and referral fees.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at June 30, 2017, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At June 30, 2017 the Company had net capital of $36,375 which was $31,375 in excess of the amount required.

4. RENT

The Company subleases office space at 575 Madison Avenue, 23rd Floor, New York, NY from Midland Oak Capital LLC (dba Advantage America EB-5 Group), an affiliated company, at the rate of $2,250 a month. The lease is an annual lease subject to renewal.

5. INCOME TAXES

Multivista Securities LLC is a disregarded entity for tax purposes. As a result, no provision for federal or state income taxes is required. Its member is responsible for reporting the Company's income or loss under applicable income tax statues and regulations.

6. RELATED PARTIES

Multivista Securities LLC is solely owned by SP Anchor Holdings LLC. SP Anchor Holdings LLC is owned by Julia Y. Park and Victor T. Shum.

7. SIPC RECONCILIATION REQUIREMENT

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

8. COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2017 the Company had no financial instruments with off balance sheet risk of a material nature.

The Company advises that there is no litigation of a material nature pending against the Company.

9. CONCENTRATION OF CREDIT RISK

At June 30, 2017, two customers accounted for all revenue and related accounts receivable balances. The Company has not experienced any losses in such accounts.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 22, 2017, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

MULTIVISTA SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2017

NET CAPITAL:	
Total member's equity	$ 46,375
Deductions and/or charges:	
Non-allowable assets:	(10,000)
Net capital before haircuts on securities positions	36,375
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ 36,375
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 2,522
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 168
Minimum net capital required	$ 5,000
Excess net capital	$ 31,375
Net capital less greater of 10% of total AI or 120% of min. net capital	$ 30,495
Percentage of aggregate indebtedness to net capital is	7%

The above computation does not materially differ from the June 30, 2017 unaudited computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA :

Net Capital per June 30, 2017 Focus Filing	$ 36,495
Audit Adjustments	(120)
Net Capital post audit adjustments	$ 36,375

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.997.2262

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Board of Directors of
Multivista Securities LLC

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Multivista Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that Multivista Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T Certified Public Accountants, PLLC

New York, NY
August 22, 2017



multivistasecurities

575 Madison Avenue,
23rd Floor
New York, NY 10022
www.multivistasec.com

Assertions Regarding Exemption Provisions

We, as members of management of Multivista Securities, LLC. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R 240.15c3-3(k):(2)(i)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending July 1, 2016 through June 30, 2017.

Multivista Securities, LLC

By: 

Julia Park, CEO

July 1, 2017